UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 3)*

Dow Jones & Company, Inc. (Name of Issuer)
Class B Common Stock (Title of Class of Securities)
260561204 (CUSIP Number)
Dennis R. Delaney Hemenway & Barnes 60 State Street Boston, MA 02109 617 557-9722 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 01, 2003 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of $sect;$sect; 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See $sect; 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 260561204

1.	Names of Reporting Persons. Michael B. Elefante I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) [ ] (b.) [ ]

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 4,898,696 shares

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 4,898,696 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See item 8 above.

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 23.58

14.	Type of Reporting Person OO
Note: The source of funds in line 4 is not applicable; ownership acquired by appointment as trustee of trusts. Note: The type of reporting person in line 14 is other - trustee.
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Item 1. Security and Issuer Class B Common Stock, Dow Jones & Company, Inc., 200 Liberty Street, New York, New York, 10281

Item 2. Identity and Background.

(a)	Name: Michael B. Elefante, Esq.

(b)	Residence or business address: c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109

(c)	Present Principal Occupation or Employment: Attorney and professional fiduciary at Hemenway & Barnes, 60 State Street, Boston, MA 02109

(d)	Criminal Conviction: No such conviction

(e)	Court or Administrative Proceedings: Not a party to any such proceeding

(f)	Citizenship: United States

Item 3. Source and Amount of Funds or Other Consideration: Securities were not purchased. Mr. Elefante acquired the shares in his capacity as co-trustee for trusts holding the shares.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

                  Mr. Elefante was appointed to fill vacancies in trusteeships with no objective other than to carry out the terms of the respective trusts. There are no plans or proposals as described in (a)-(j) of the instructions to Item 4. Securities of the issuer may from time to time be acquired or disposed of in the ordinary course of carrying out the terms of the several trusts.

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(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) See items 11 and 13 of the cover page.

(b)

         (1) The undersigned is co-trustee over 4,898,696 shares of the issuer's common stock, and as such shares voting and dispositive power over such shares, with the following persons:

         (A) With Wendy S. Blau, Christopher Blau and Kurt F. Somerville over 1,723 shares of stock;
         (B) With Wendy S. Blau over 1,825 shares of stock;
         (C) With Richard D. Leggat over 55,500 shares of stock;
         (D) With Elizabeth Steele and James W. Griffiths over 12,000 shares of stock;
         (E) With Martha Robes and Dana R. Robes over 13,453 shares of stock;
         (F) With Martha Robes over 3,865 shares of stock;
         (G) With Jane B. Meyer, Robert Meyer and Kurt F. Somerville over 903 shares of stock;
         (H) With Fiduciary Trust Company, Boston, Massachusetts over 26,250 shares of stock;
         (I) With Catherine G. Harrison and Phillip D. Harrison over 9,396 shares of stock;
         (J) With Catherine G. Harrison over 2,097 shares of stock;
         (K) With Jane Meyer over 819 shares of stock;
         (L) With Bayne Stevenson over 8,001 shares of stock;
         (M) With Jane Meyer and Wendy Blau over 1,435 shares of stock;
         (N) With Roy A. Hammer and State Street Bank and Trust Company over 1,302,212 shares of stock;
         (O) With Jane C. MacElree and Roy A. Hammer over 1,572,306 shares of stock;
         (P) With Jane C. MacElree, Roy A. Hammer and State Street Bank and Trust Company over 1,440,250 shares;
         (Q) With Kurt F. Somerville over 66,374 shares of stock;
         (R) With Elizabeth Steele over 3,750 shares of stock;
         (S) With Sarah Herbert over 3,750 shares of stock; and
         (T) With Kurt F. Somerville and Elizabeth Steele over 372,787 shares of stock.

         (2)
         (A) (i) Wendy S. Blau;
          (ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
          (iii) none;
          (iv) no such conviction;
          (v) not a party to any such proceedings; and
          (vi) United States.

          (B) (i) Richard D. Leggat, Esq.;
          (ii) c/o Bingham Dana LLP, 150 Federal Street, Boston, MA 02110;
          (iii) attorney and professional fiduciary;
          (iv) no such conviction;
          (v) not a party to any such proceedings; and
          (vi) United States.

          (C) (i) Elizabeth Steele;
          (ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
          (iii) real estate developer;
          (iv) no such conviction;
          (v) not a party to any such proceeding; and
          (vi) United States.

          (D) (i) James W. Griffiths;
          (ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
          (iii) retired;
          (iv) no such conviction;
          (v) not a party to any such proceeding; and
          (vi) United States.

          (E) (i) Martha S. Robes;
          (ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
          (iii) retired
          (iv) no such conviction;
          (v) not a party to any such proceeding; and
          (vi) United States.

          (F) (i) Catherine G. Harrison;
          (ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
          (iii) none;
          (iv) no such conviction;
          (v) not a party to any such proceeding; and
          (vi) United States.

          (G) (i) Sarah G. Herbert;
          (ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
          (iii) none;
          (iv) no such conviction;
          (v) not a party to any such proceeding; and
          (vi) United States.

          (H) (i) Dana R. Robes;
          (ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
          (iii) boat builder;
          (iv) no such conviction;
          (v) not a party to any such proceeding; and
          (vi) United States.

          (I) (i) Fiduciary Trust Company;
          (ii) 175 Federal Street, Boston, Massachusetts, 02110;
          (iii) principal business is trust management;
          (iv) no such conviction;
          (v) not a party to any such proceeding; and
          (vi) United States.

         (J) (i) Jean B. Stevenson;
          (ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
          (iii) decorator;
          (iv) no such connection;
          (v) not a party to any such proceeding; and
          (vi) United States.

          (K) (i) Christopher D. Blau;
          (ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
          (iii) publishing company owner;
          (iv) no such conviction;
          (v) not a party to any such proceeding; and
          (vi) United States.

          (L) (i) Phillip D. Harrison;
          (ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
          (iii) real estate developer;
          (iv) no such conviction;
          (v) not a party to any such proceeding; and
          (vi) United States.

          (M) (i) Jane Meyer;
          (ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
          (iii) none;
          (iv) no such conviction;
          (v) not a party to any such proceeding; and
          (vi) United States.

          (N) (i) Jeffrey Stevenson;
          (ii) c/o Hemenway & Barnes, 60 State Street, Boston MA 02109;
          (iii) real estate developer;
          (iv) none;
          (v) not a party to any such proceeding; and
          (vi) United States.

          (O) (i) State Street Bank and Trust Company;
          (ii) 225 Franklin Street, Boston, MA 02109;
          (iii) Principal business is banking and trust management;
          (iv) no such conviction;
          (v) not a party to any such proceeding; and
          (vi) Organized under the laws of the Commonwealth of Massachusetts.

          (P) (i) Jane C. MacElree;
          (ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
          (iii) none;
          (iv) no such conviction;
          (v) not a party to any such proceeding; and
          (vi) United States.

          (Q) (i) Roy A. Hammer, Esq. & Kurt F. Somerville;
          (ii) Hemenway & Barnes, 60 State Street, Boston, MA 02109;
          (iii) attorney and professional fiduciary;
          (iv) no such conviction;
          (v) not a party to any such proceeding; and
          (vi) United States.

          (R) (i) Robert Meyer;
          (ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
          (iii) employed at real estate developer;
          (iv) no such conviction;
          (v) not a party to any such proceeding; and
          (vi) United States

          (S) (i) Bayne Stevenson;
          (ii) c/o Bayson Company, P.O. Box 929, 37 South Main Street, Hanover, NH 03755;
          (iii) real estate developer;
          (iv) no such conviction;
          (v) not a party to any such proceeding; and
          (vi) United States.

(c) No such transactions have taken place.

(d)

         The governing instruments of the several trusts direct the trustees as to the payment of income and/or principal to and among certain designated beneficiaries. No beneficiary has a right to receive dividends from or proceeds from the sale of securities except as provided in the applicable governing instrument.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None.
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Item 7. Material to be Filed as Exhibits. None.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 11, 2003
Michael B. Elefante
By:	/s/ Dennis R. Delaney Dennis R. Delaney
Title:	Attorney-in-Fact for Michael B. Elefante

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LIMITED DURABLE POWER OF ATTORNEY

            I, Michael B. Elefante of Winchester, Massachusetts, appoint each of Frederic J. Marx of Boston, Massachusetts and Dennis R. Delaney of Harvard, Massachusetts as my true and lawful Attorney with authority to prepare, execute on my behalf and file with the appropriate persons, including the Securities and Exchange Commission, any and all reports required to be filed by me under Section 13 and Section 16 of the Securities Exchange Act of 1934, as amended, including without limitation Form ID, Schedule 13D, Form 3, Form 4 and Form 5, upon such terms and in such manner as my Attorney may determine.

            I authorize my Attorneys to appoint one or more additional Attorneys and to substitute one or more Attorneys for any of them for any or all of the aforesaid purposes and to revoke any such appointment or substitution.

            The terms "Attorney" and "Attorneys" shall mean any one or more of the persons from time to time acting pursuant to this power of attorney.  If there is more than one Attorney hereunder, any authority granted to my Attorneys may be exercised by any one of them acting individually.

            This power of attorney and the authority granted to my Attorneys herein shall not be affected by my subsequent disability or incapacity.  Authority hereunder shall continue until revoked and until notice of such revocation is received by my Attorneys.

Any third person may rely on a photocopy of a signed original of this power of attorney if such photocopy is certified by my Attorneys as a true copy of the original.

IN WITNESS WHEREOF I have hereunto set my hand and seal this 9th day of April, 2003.

/s/ Michael B. Elefante
Michael B. Elefante
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